

Mail Stop 3030

April 20, 2009

Via U.S. Mail

Mr. Michael J. Hoffman
Chief Executive Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN   55420

> **Re: The Toro Company**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed February 6, 2009**
> **File No. 1-8649**

Dear Mr. Hoffman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief